Ref.: File No. 82-4025

GLOBEX

GMX - TSX

Interim Report

Six months ended June 30, 2004

STATEMENT CONCERNING THE INTERIM FINANCIAL STATEMENTS

Management has compiled the unaudited interim financial statements as of June 30, 2004 and for the three-month and six-month periods ending June 30, 2004 and 2003. The statements have not been audited or reviewed by the company's auditors or any other firm of chartered accountants.

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Statements of Income and Deficit

(Cdn. dollars) (unaudited)	Three months ended June 30 2004	Three months ended June 30 2003	Six months ended June 30 2004	Six months ended June 30 2003
Revenues				
Option income	$ 212,500	$ 168,657	531,446	$ 168,657
Interest income	1,837	648	3,448	1,538
Gain on sale of marketable securities	6,568	19,266	41,523	37,199
Other	23	200	1,123	200
	220,928	188,771	577,540	207,594
Expenses				
Amortization	1,307	1,389	3,220	2,778
Write off of exploration expenses	11,967	15,510	18,062	15,557
(Gain) loss on foreign exchange translation	(4,252)	17,733	(5,575)	21,099
Loss on sale of mineral properties	-	-	-	40,823
Office and general	37,157	53,615	64,667	86,412
Professional fees	39,618	50,142	69,408	82,677
Stock-based compensation	202,950	504,000	202,950	504,000
Transfer agent fees	2,403	2,275	4,565	4,556
Travel and automotive	2,634	8,827	11,044	13,860
	293,784	653,491	368,341	771,762
Net income (loss) for the period	(72,856)	(464,720)	209,199	(564,168)
Deficit - beginning of period	(32,548,858)	(32,034,316)	(32,641,663)	(31,934,868)
Restatement for stock-based compensation costs	-	-	(189,250)	-
Share issue expenses	(1,000)	-	(1,000)	-
Deficit - end of period	$ (32,622,714)	$ (32,499,036)	$ (32,622,714)	$ (32,499,036)
Net income (loss) per share - basic & diluted	$ (0.005)	$ (0.035)	$ 0.015	$ (0.043)
Weighted average number of shares	13,568,336	13,191,935	13,541,413	13,189,751

Interim Consolidated Balance Sheets

(Cdn. dollars)	As at June 30 2004 (unaudited)	As at December 31 2003 (audited)
Assets		
Current		
Cash	$ 102,008	$ 2,061
Marketable securities Market value - $363,667 (December 31, 2003 - $169,845)	279,131	85,161
Receivables	139,731	313,408
Prepaid expenses	7,931	753
	528,801	401,383
Money market - restricted for exploration expenditures	237,280	-
Reclamation bonds	136,165	131,225
Capital assets	22,095	23,975
Mineral properties and deferred exploration expenditures	1,196,391	1,066,843
	$ 2,120,732	$ 1,623,426
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 56,030	$ 54,323
Shareholders' Equity		
Share capital		
Common shares Authorized - unlimited Issued - 13,580,204 (2003 - 13,455,204)	34,244,716	34,160,266
Contributed surplus - stock-based compensation	442,700	50,500
Deficit	(32,622,714)	(32,641,663)
	2,064,702	1,569,103
	$ 2,120,732	$ 1,623,426

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Statements of Cash Flows

(Cdn. dollars) (unaudited)	Three months ended June 30 2004	Three months ended June 30 2003	Six months ended June 30 2004	Six months ended June 30 2003
Operating Activities				
Net income (loss) for the period	$ **(72,856)**	$ (464,720)	$ **209,199**	$ (564,168)
Adjusted for				
- amortization	**1,307**	1,389	**3,220**	2,778
- foreign exchange (gain) loss - Reclamation bonds	**(3,572)**	11,145	**(4,940)**	19,954
- stock-based compensation	**202,950**	535,000	**202,950**	535,000
Change in non-cash working capital	**171,099**	(106,559)	**(25,764)**	(85,110)
	298,928	(23,745)	**384,665**	(91,546)
Financing Activities				
Money market - restricted for exploration expenditures	**(237,280)**	-	**(237,280)**	-
Issuance of share capital	**-**	-	**9,750**	625
Share capital issue expenses	**(1,000)**	-	**(1,000)**	-
	(238,280)	-	**(228,530)**	625
Investing Activities				
Deferred exploration expenditures	**(35,212)**	(3,090)	**(81,647)**	(13,078)
Option proceeds reducing mineral properties and deferred exploration expenditures	**13,600**	6,333	**58,654**	6,333
Mineral properties and deferred exploration expenditures written off	**-**	-	**-**	40,823
Mineral properties acquistions	**(21,692)**	(51,201)	**(31,855)**	(52,329)
Reclamation bond recovery	**-**	50,000	**-**	50,000
Capital assets additions			**(1,340)**	(299)
	(43,304)	2,042	**(56,188)**	31,450
Net increase (decrease) in cash	**17,344**	(21,703)	**99,947**	(59,471)
Cash - beginning of period	**84,664**	43,145	**2,061**	80,913
Cash - end of period	$ **102,008**	$ 21,442	$ **102,008**	$ 21,442

Interim Consolidated Statements of Deferred Exploration Expenditures

(Cdn. dollars) (unaudited)	Three months ended June 30 2004	Three months ended June 30 2003	Six months ended June 30 2004	Six months ended June 30 2003
Current Expenses				
Laboratory analysis	$ **15**	$ -	$ **41,385**	$ -
Drilling	**18,463**	-	**18,463**	-
Prospecting	**10,895**	12,511	**16,320**	12,511
Mining property tax	**11,092**	4,964	**14,577**	12,279
Reports and maps	**1,654**	132	**3,347**	213
Consulting	**2,632**	2,450	**2,632**	4,290
Geologist	**2,088**	-	**2,088**	-
Core storage	**300**		**600**	-
Transport costs	**-**	-	**182**	-
Supplies	**40**	458	**115**	458
Geophysics	**-**	-	**-**	800
Total current expenses	**47,179**	20,515	**99,709**	30,551
Deferred expenses beginning of period	**925,046**	1,189,953	**885,913**	1,206,287
Sales and/or options	**(13,600)**	(8,249)	**(20,902)**	(34,572)
Exploration expenses written off	**(11,967)**	(15,510)	**(18,062)**	(15,557)
Deferred expenses end of period	$ **946,658**	$ 1,186,709	$ **946,658**	$ 1,186,709

1. ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as the recent annual consolidated financial statements except for the accounting policy change mentioned in note 2. These unaudited interim consolidated financial statements should be read in conjunction with the Company's audited annual consolidated financial statements and the accompanying notes included in the 2003 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist of normal and recurring adjustments, necessary to present fairly the financial position at June 30, 2004 and the results of operations and cash flows for the three month and six month periods ended June 30, 2004 and 2003.

Certain comparative figures have been reclassified to conform to the presentation adopted in 2004.

2. CHANGE IN ACCOUNTING POLICIES

In 2004, the Company adopted, retroactively, without restating prior periods, the amended recommendations of the CICA Handbook Section 3870, "Stock-based compensation cost and other stock based payments", which now require that the fair value-based method be applied to awards granted to employees.

For the six months period ended June 30, 2004, the Company granted 100,000 stock options with an average fair value of $0.70 to a non employee and valued them using the Black-Scholes option pricing model and the following assumptions: risk free interest rates of 4.50%; expected volatility of 121.3%; expected life of 7 years and expected dividend yield of 0%. The fair value of $63,500 has been recognized in the Company accounts.

On June 8, 2004, Globex shareholders approved a 5 year extension to expiry dates for 1,788,000 stock options issued to executives and directors, employees and service providers. The fair value of the extension recognized by the Company, using the Black-Scholes option pricing model, is $139,450. Assumptions used were: risk free interest rates of 4.50%; expected volatility of 98.9%; expected life of 70% of expiry and expected dividend yield of 0%.

3. RELATED PARTY TRANSACTIONS

In 2004, the Company made payments to two shareholders, both officers and directors of the Company, and to a company controlled by a shareholder. $54,243 (2003 - $46,500) was included in Office and general and Professional fees, for services rendered. $7,000 and 31,500 Globex shares, valued at $26,145, received as partial consideration for acquisition of the Wood Gold property, was included in Mineral properties and deferred exploration expenses. At June 30, 2004, accounts payable included $18,771 due to related parties. These transactions are in the normal course of business and are measured at the exchange amount being the amount of consideration established and agreed to by the parties.

4. MONEY MARKET - RESTRICTED FOR EXPLORATION EXPENDITURES

During the year ended December 31, 2003, the Company issued 300,000 flow-through shares at a price $1.30 each. The Company committed itself to use the proceeds of $300,000 from these subscriptions for exploration expenditures. To June 30, 2004, the Company has spent $62,720 on flow-through related exploration expenditures.

5. SHARE CAPITAL, WARRANTS AND OPTIONS

SHARE CAPITAL

Authorized: Unlimited common shares. No par value.

Issued:	June 30, 2004		December 31, 2003	
Balance, beginning of year	13,455,204	$ 34,160,266	13,189,436	$ 33,848,716
Options exercised	35,000	9,750	35,000	11,550
Flow-through	-	-	230,768	300,000
Wood property option	90,000	74,700	-	-
Balance, end of the period	13,580,204	34,244,716	13,455,204	$ 34,160,266

WARRANTS

In 2003, the Company issued 230,768 share purchase warrants which entitle the holder to acquire one common share for each warrant held at an exercise price of $1.75 per share to December 30, 2004 and $1.95 per share for a period of one year thereafter.

OPTIONS	Shares	Weighted Average Exercise Price per Share
Balance, beginning of year	1,963,000	$ 0.36
Options exercised	(35,000)	0.28
Grant to service provider	100,000	0.70
Balance, end of the period	2,028,000	0.38

6. WOOD GOLD MINE PROPERTY ACQUISITION

On May 1, 2004, Globex optioned the remaining 50% of the Wood gold mine property in Cadillac township for $150,000 and 660,000 shares, 60,000 of which is due upon a production decision, and a 2% net smelter royalty. Under the terms of the agreement, one half of the royalty may be purchased for $750,000 anytime prior to the production decision. The group from whom the property was optioned had previously given Globex a 50% interest in the Wood gold mine property in exchange for Globex agreeing to manage the property. The first payment to the prospecting group, in which a company owned by a shareholder has a 35% interest, was $20,000 and 90,000 Globex shares. The transaction was approved by a committee of the Toronto Stock Exchange.